

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 7, 2009

Terry A. Klebe
Chief Financial Officer
Cooper Industries, Ltd.
600 Travis, Suite 5600
Houston TX, 77002

> **Re:** **Cooper Industries, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 1-31330**

Dear Mr. Klebe:

We have reviewed your supplemental response letter dated April 30, 2009 as well as your filings and have the following comment. As noted in our comment letter dated April 8, 2009 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2008

1. We note in response to our previous comment two, you considered the impact of the global financial and credit crisis and economic slowdown on your business and as a result you revised the operating plans and discounted cash flows for purposes of the January 1, 2009 goodwill impairment test. In light of this please revise your disclosure to include the following for each reporting unit:

   - The goodwill balance as of December 31, 2008.

   - The discount rate used in the January 1, 2009 impairment test.

   - Your historical growth rates and an explanation of how your historical growth rates were considered when determining the growth rate to be utilized in your current cash flows projections.

   - The annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

- How you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

* * * *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding this comment. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director